FOIA CONFIDENTIAL TREATMENT REQUESTED BY DESPEGAR.COM, CORP. PURSUANT TO RULE 83

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[* * * *]”.

October 11, 2019

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore
Melissa Raminpour

Re:	Despegar.com, Corp. (File No. 001-38209)

Form 20-F for the fiscal year ended December 31, 2018

Dear Ms. Gilmore and Ms. Raminpour:

This letter is submitted in response to a request to provide samples of supplier agreements used by Despegar.com, Corp. (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2019 (the “Comment Letter”) relating to responses to the previous comments of the Staff regarding the Form 20-F for the fiscal year ended December 31, 2018 of the Company.

In this letter, we have recited the written comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Form 20-F for the Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

3. Summary of significant accounting policies

Revenue Recognition, page F-10

1. We are continuing to evaluate your response to prior comments 1 and 2. To assist us in our review of your analysis, please provide us with a sample of a typical supplier agreement with a hotel partner.

RESPONSE TO COMMENT 1:

Please find attached hereto as Appendix A and Appendix B samples of typical supplier agreements with hotel partner as requested. Appendix A is the Company’s form prior to 2019 and Appendix B is a version updated during 2019.

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CONFIDENTIAL TREATMENT REQUESTED BY DESPEGAR.COM, CORP.	1

*        *        *         *        *

If you have any questions regarding the foregoing, please do not hesitate to contact Noelia Loza at nloza@despegar.com.

Sincerely,

/s/ Albert Lopez Gaffney

Albert Lopez Gaffney

Chief Financial Officer

cc:	Mr. Juan Alvarado, Despegar.com, Corp.

Ms. Maria Bettina Zubin, Despegar.com, Corp.

Ms. Noelia Loza, Despegar.com, Corp.

Jeffrey Vetter, Esq., Gunderson Dettmer, LLP

Albert Vanderlaan, Esq., Gunderson Dettmer, LLP

CONFIDENTIAL TREATMENT REQUESTED BY DESPEGAR.COM, CORP.	2

APPENDIX A

[* * * *]

Despegar.com, Corp. respectfully requests that the information contained in this Appendix A be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY DESPEGAR.COM, CORP.	3

APPENDIX B

[* * * *]

Despegar.com, Corp. respectfully requests that the information contained in this Appendix B be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY DESPEGAR.COM, CORP.	4